Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 17, 2009

$[—] Non Principal Protected Notes due December 27, 2011 Linked to the Performance of USDBRL Medium-Term Notes, Series A, No. F-128

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	December 17, 2009

Issue Date:	December 24, 2009

Final Valuation Date:	December 19, 2011*

Maturity Date:	December 27, 2011* (resulting in a term to maturity of approximately 24 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	The currency exchange rate between the U.S. Dollar and the Brazilian real (the “USDBRL” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate using the Brazilian real per U.S. dollar fixing rate, where the currency exchange rate is “USDBRL”, the Brazilian real per U.S. dollar exchange rate which is the ask price reported on Bloomberg Page BZFXPTAX at approximately 6 p.m., Sao Paulo time, on the relevant date.

Coupon Rate:	8.25%-8.75%** ** The actual coupon rate on the Notes will be set on the initial valuation date and will not be less than 8.25%.

Coupon Amount:	For each Note, $1,000 principal amount × Coupon Rate × Day Count Fraction

Day Count:	The number of days during the period between the initial valuation date and the final valuation date, inclusive.

Day Count Fraction:	Day Count/360

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

The product of (i) the sum of (a) the principal amount of the Notes you hold plus (b) the Coupon Amount (ii) multiplied by the quotient of (a) the Initial Level divided by (b) the Final Level. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

($1,000 + Coupon Amount) × (Initial Level / Final Level)

You may lose some or all of your principal if you invest in the Notes.

Initial Level:	[—], the reference level of the Reference Asset on the initial valuation date.

Final Level:	The reference level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06740JEW6 and US06740JEW62

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

‡‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Credit Rating

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

FWP–2

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the Reference Asset on the final valuation date relative to their reference levels on the initial valuation date. We assume that the initial level is 1.7520 and the coupon rate is 8.25% and the day count is 732.

Final Level	Coupon Amount (=$1,000*8.25%*(732/360))	Payment at Maturity (=$1,000 + Coupon Amount × (Initial Level / Final Level))	Total Return on Notes
3.5040	$167.75	$583.88	-41.61%
3.3288	$167.75	$614.61	-38.54%
3.1536	$167.75	$648.75	-35.13%
2.9784	$167.75	$686.91	-31.31%
2.8032	$167.75	$729.84	-27.02%
2.6280	$167.75	$778.50	-22.15%
2.4528	$167.75	$834.11	-16.59%
2.2776	$167.75	$898.27	-10.17%
2.1024	$167.75	$973.13	-2.69%
1.9272	$167.75	$1,061.59	6.16%
1.7520	$167.75	$1,167.75	16.78%
1.5768	$167.75	$1,297.50	29.75%
1.4016	$167.75	$1,459.69	45.97%
1.2264	$167.75	$1,668.21	66.82%
1.0512	$167.75	$1,946.25	94.63%
0.8760	$167.75	$2,335.50	133.55%
0.7008	$167.75	$2,919.38	191.94%
0.5256	$167.75	$3,892.50	289.25%
0.3504	$167.75	$5,838.75	483.88%
0.1752	$167.75	$11,677.50	1067.75%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The U.S. dollar strengthens against the Brazilian real, with USDBRL increasing from the Initial Level of 1.7520 to a Final Level of 2.1024.

Because there are 732 days during the term of the Notes and the Coupon Amount is therefore USD167.75 per $1,000 principal amount, the investor receives a Payment at Maturity of $973.13 per $1,000 principal amount Note, calculated as follows:

($1,000 + $167.75) × (Initial Level/Final Level) = $973.13

Example 2: The U.S. dollar weakens against the Brazilian real, with USDBRL decreasing from the Initial Level of 1.7520 to a Final Level of 1.5768.

Because there are 732 days during the term of the Notes and the Coupon Amount is therefore USD167.75 per $1,000 principal amount, the investor receives a Payment at Maturity of $1,297.50 per $1,000 principal amount Note, calculated as follows:

($1,000 + $167.75) × (Initial Level/Final Level) = $1,297.50

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date and the reference level of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a positive return in the event that the U.S. dollar weakens against the Brazilian real from the initial valuation date to the final valuation date, in addition to any return from the coupon amount adjusted by the ratio of the initial level divided by the final level. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, our special tax counsel, the Notes should be treated as zero-coupon debt instruments denominated in Brazilian reais that are subject to the original issue discount (“OID”) rules applicable to foreign currency denominated debt instruments. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

OID Rules for Foreign Currency Denominated Debt Instruments—Under the relevant OID rules, you must include OID in your gross income for federal income tax purposes as it accrues (regardless of your method of accounting), even though you will not receive cash attributable to that income until the sale or maturity of your Notes. The amount of OID that you must include in income is calculated using a constant yield method, and generally you will include increasingly greater amounts of OID in income over the life of your Notes. You must determine OID for any accrual period in Brazilian reais in the manner described below, and then translate the Brazilian reais amount of OID into U.S. dollars.

The annual amount of OID that you must include in income will equal the “daily portions” of the OID with respect to each Note for each day during the taxable year or portion of the taxable year that you hold the Note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length (up to a period of one year) with respect to your Notes and you may vary the length of each accrual period over the term of your Notes.

For purposes of accruing OID, all accrued amounts will initially be calculated in Brazilian reais. The amount of OID allocable to an accrual period will be equal to the product of the “adjusted issue price” of a Note at the beginning of the accrual period and its “yield to maturity.” The adjusted issue price of a Note at the beginning of the first accrual period is its issue price (as defined below) and, on the beginning of any accrual period thereafter, is the sum of the issue price and the amount of any accrued OID for each prior accrual period in respect of the Note. The issue price of each Note will be equal to the amount of Brazilian reais that could have been purchased with 1000 U.S. dollars on the issue date (the “BRL Nominal Amount”). The yield to maturity is computed on the basis of compounding at the end of each accrual period and on the assumption that a Note will pay an amount at maturity equal to the BRL Nominal Amount plus the Coupon Amount.

You may determine the U.S. dollar amount of OID that you recognize in any accrual period by using one of two methods. Under the default method, the U.S. dollar amount of accrued OID is determined based on the average USDBRL exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year). If you elect (or have previously elected and such election is still in effect) the second method, you would determine the U.S. dollar amount of OID accrued on the basis of the USDBRL spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the USDBRL spot rate on the last day of the part of the period within the taxable year). If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

FWP–4

Exchange gain or loss is determined when OID is considered paid (i.e., upon sale or maturity of your Notes), to the extent that the USDBRL exchange rate on the date of payment differs from the USDBRL exchange rate at which the OID was accrued. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss. Exchange gain or loss will be recognized only to the extent of the total gain or loss you recognize with respect to your Notes.

The rules governing the treatment of debt instruments denominated in foreign currencies are complex. Please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for further information on such debt instruments. You should consult your tax advisor as to the application of these rules to you.

Treatment upon Sale or Maturity—You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and your tax basis in the Notes. In general, your tax basis in your Notes will be the U.S. dollar cost of your Notes, adjusted by adding any OID or market discount that you previously included in income with respect to the Notes and decreased by any amortizable bond premium applied to reduce interest accruals on your Notes. Such gain or loss will generally be exchange gain or loss to the extent attributable to changes in the USDBRL exchange rate over the term of your Notes and only to the extent such exchange gain or loss does not exceed the total gain or loss you recognize with respect to your Notes. Exchange gain or loss will generally be treated as U.S. source ordinary income or loss. Any gain or loss you recognize in respect of your Notes that is not treated as exchange gain or loss would generally be capital gain or loss. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

Secondary Purchasers—If you acquire your Notes in the secondary market, special rules applicable to market discount, acquisition premium, and amortizable bond premium may apply to you. For an explanation of these rules, please see the discussion under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes” in the accompanying prospectus supplement. You should consult your tax advisor as to the application of these rules to you.

Treasury Regulations Requiring Disclosure of Reportable Transactions—Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the U.S. dollar against Brazilian real. If the initial level is less than the final level of the reference asset, your investment will be fully exposed to any incline of the reference asset from the initial level to the final level and you may lose up to 100% of your initial investment.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

FWP–5

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting USDBRL exchange rate; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rate for the reference currency, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate, in accordance with the following:

The currency exchange rate between the U.S. Dollar and the Brazilian real (the “USDBRL” currency exchange rate), on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference or spot rate using the Brazilian real per U.S. dollar fixing rate, where the currency exchange rate is “USDBRL”, the Brazilian real per U.S. dollar exchange rate which is the ask price reported on Bloomberg Page BZFXPTAX at approximately 6 p.m., Sao Paulo time, on the relevant date.

If any of the Bloomberg pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Reference Level

The reference level of the USDBRL currency exchange rates on December 15, 2009 was 1.7520.

Historical Information

The following graphs set forth the historical performance of the USDBRL based on the daily, closing currency exchange rates from January 1, 2003 through December 15, 2009. We obtained the information regarding these closing currency exchange rates of USDBRL below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of USDBRL should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the final valuation date. We cannot give you assurance that the performance of USDBRL will result in any return in addition to your initial investment.

FWP–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes will be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–7